UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

Mynaric AG
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

DE000A0JCY11
(CUSIP Number)

Harris Communications GmbH

c/o L3Harris Technologies, Inc.

Attn.: Scott T. Mikuen

Senior Vice President, General Counsel, and Secretary

1025 NASA Boulevard

Melbourne, FL 32919

(321)727-9100

With copy to:

Ivan A. Colao, Esq.

Holland & Knight LLP

50 North Laura Street, Suite 3900

Jacksonville, FL 32202

(904) 353-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	DE000A0JCY11*

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Harris Communications GmbH; IRS No. 143-144-30485**
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
409,294 ordinary shares
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
409,294 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
409,294 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%***
14	TYPE OF REPORTING PERSON (See Instructions)
CO

* ISIN.

** German tax identification number, or foreign tax identifying number (TIN), as described in Form W-8BEN.

** This calculation is based on 5,652,242 ordinary shares outstanding as of July 5, 2022 reported in Exhibit 99.1 to the Report on Form 6-K of the Issuer, filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2022.

CUSIP No.	DE000A0JCY11*

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
L3Harris Technologies, Inc.; IRS No. 340276860
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
409,294 ordinary shares
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
409,294 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
409,294 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%**
14	TYPE OF REPORTING PERSON (See Instructions)
CO

* ISIN.

** This calculation is based on 5,652,242 ordinary shares outstanding as of July 5, 2022 reported in Exhibit 99.1 to the Report on Form 6-K of the Issuer, filed with the SEC on July 6, 2022.

The reporting persons named in Item 2 below are hereby jointly filing this Statement on Schedule 13D because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Issuer (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement on Schedule 13D, a copy of which is annexed hereto as Exhibit 99.1.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the ordinary shares, no par value (“Shares”), of Mynaric AG (the “Issuer”), having a principal executive office at Dornierstraße 19, 82205 Gilching, Germany.

Item 2.	Identity and Background.

This Statement on Schedule 13D is being filed by: (i) Harris Communications GmbH, a stock corporation incorporated under the laws of the Germany (“HC GmbH”), with its principal office and principal business at Nymphenburger Str. 1, 80335 Munich, Germany; and (ii) L3Harris Technologies, Inc., a Delaware corporation (“L3Harris,” and, together with HC GmbH, each, a “Reporting Person” and collectively, the “Reporting Persons”), with its principal office and principal business at 1025 NASA Boulevard, Melbourne, Florida 32919. L3Harris indirectly owns 100% of the capital stock of HC GmbH, and L3Harris is the ultimate parent company of HC GmbH. Accordingly, the Reporting Persons are hereby filing a joint Statement on Schedule 13D.

HC GmbH’s principal business is to serve as a holding company for certain German business interests of L3Harris. L3Harris’ principal business is providing advanced defense and commercial technologies across space, air, land, sea and cyber domains. Schedule I attached hereto lists the executive officers and directors of the Reporting Persons (the “Related Parties”) and their respective principal occupation, address and citizenship.

During the last five years, neither of the Reporting Persons, and, to the Reporting Persons’ knowledge, none of the Related Parties, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the Reporting Persons, and, to the Reporting Persons’ knowledge, none of the Related Parties, have been named as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

The Reporting Persons may be deemed to beneficially own 409,294 Shares, in aggregate. The amount and source of the funds for the transactions pursuant to which the Reporting Persons may be deemed to beneficially own such Shares were approximately EUR 11,201,353.55 in aggregate purchase price for 409,294 Shares, derived from: (i) in the case of HC GmbH, L3Harris, HC GmbH’s affiliate; and (ii) in the case of L3Harris, working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons’ acquisition of the Shares was made for investment purposes. Depending on future evaluations of the business prospects of Issuer and other factors, including, but not limited to, general economic and business conditions, the Reporting Persons may retain or, from time to time, increase its holdings or dispose of all or a portion of its holdings, subject to any applicable legal and contracted restrictions on its ability to do so. The Reporting Persons have no present plan or proposal that would result in or relate to any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

(a)           According to Exhibit 99.1 to the Report on Form 6-K of the Issuer, filed with the SEC on July 6, 2022, the Issuer had 5,652,242 Shares outstanding as of July 5, 2022. Each Reporting Person may be deemed to have the following beneficial ownership of Shares of the Issuer: (i) HC GmbH may be deemed to beneficially own 409,294 Shares, in aggregate (or 7.2% of the total number of Shares outstanding); and L3Harris may be deemed to beneficially own 409,294 Shares, in aggregate (or 7.2% of the total number of Shares outstanding). All holdings in this Statement on Schedule 13D are reported as of the closing of business on July 15, 2022.

(b)           The Reporting Persons have sole power to vote and dispose of 0 Shares, and shared power to vote and dispose of 409,294 Shares held by HC GmbH.

(c)           The Reporting Persons effected the following transaction in the Shares on the date indicated, and such transaction is the only transaction in the Shares by the Reporting Persons during the sixty days prior to and including July 15, 2022 (date range: May 17, 2022 through July 15, 2022):

Date of Transaction	Number of Shares Purchased	Price Per Share
7/6/2022	409,294	EUR 27.3675

(d)           No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement on Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 of this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any Shares of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

99.1	Joint Filing Agreement, dated July 15, 2022, by and between Harris Communications GmbH and L3Harris Technologies, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 15, 2022

Harris Communications GmbH

By:	/s/ Kristene Ann Schumacher
Name: Kristene Ann Schumacher
Title: Managing Director

L3Harris Technologies, Inc.

By:	/s/ Scott T. Mikuen
Name: Scott T. Mikuen
Title: Sr. Vice President, General Counsel & Secretary

Schedule I

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Harris Communications GmbH and L3Harris Technologies, Inc. are set forth below. The business address of each individual is c/o L3Harris Technologies, Inc., 1025 NASA Boulevard, Melbourne, FL 32919.

Executive Officers of Harris Communications GmbH

Name of Executive Officer	Principal Occupation or Employment	Citizenship
Rene Guenzkofer	Managing Director	German
Kristene Ann Schumacher	Managing Director	USA

Directors of Harris Communications GmbH

Name of Director	Principal Occupation or Employment	Citizenship
Rene Guenzkofer	Managing Director	German
Kristene Ann Schumacher	Managing Director	USA

Executive Officers of L3Harris Technologies, Inc.

Name of Executive Officer	Principal Occupation or Employment	Citizenship
James P. Girard	Vice President and Chief Human Resources Officer of L3Harris Technologies, Inc.	USA
Christopher E. Kubasik	Chair and Chief Executive Officer of L3Harris Technologies, Inc.	USA
Dana A. Mehnert	President, Communication Systems of L3Harris Technologies, Inc.	USA
Scott T. Mikuen	Senior Vice President, General Counsel and Secretary of L3Harris Technologies, Inc.	USA
Corliss J. Montesi	Vice President and Principal Accounting Officer of L3Harris Technologies, Inc.	USA
Sean J. Stackley	President, Integrated Mission Systems of L3Harris Technologies, Inc.	USA
Michelle L. Turner	Senior Vice President and Chief Financial Officer of L3Harris Technologies, Inc.	USA
Edward J. Zoiss	President, Space & Airborne Systems of L3Harris Technologies, Inc.	USA

Directors of L3Harris Technologies, Inc.

Name of Director	Principal Occupation or Employment	Citizenship
Sallie B. Bailey	Retired	USA
Peter W. Chiarelli	Retired	USA
Thomas A. Corcoran	President of Corcoran Enterprises, LLC	USA
Thomas A. Dattilo	Advisor to various private investment firms	USA
Roger B. Fradin	Chairman of Resideo Technologies, Inc.	USA
Joanna L. Geraghty	President and Chief Operating Officer of JetBlue Airways Corporation	USA
Harry B. Harris, Jr.	Retired	USA
Lewis Hay III	Operating Advisor for Clayton, Dubilier & Rice, LLC	USA
Lewis Kramer	Retired	USA
Christopher E. Kubasik	Chair and Chief Executive Officer of L3Harris Technologies, Inc.	USA
Rita S. Lane	Retired	USA
Robert B. Millard	Retired	USA
Lloyd W. Newton	Retired	USA